================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549-1004

                           ---------------------------



                                    FORM 11-K

            (Mark One)

/X/  Annual Report Pursuant to Section 15(d) of the Securities Exchange
       Act of 1934

     For the period ended December 31, 2000      Commission file number  1-9553

                                       OR

/ /  Transition Report Pursuant to Section 15(d) of the Securities Exchange
       Act of 1934


                          CBS EMPLOYEE INVESTMENT FUND
--------------------------------------------------------------------------------
                            (Full title of the plan)

                                   VIACOM INC.

--------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)


                                  1515 Broadway
                            New York, New York 10036
--------------------------------------------------------------------------------

                    (Address of principal executive offices)

================================================================================

                          CBS EMPLOYEE INVESTMENT FUND
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS
                                -----------------

                                                                          Page
                                                                          ----
INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
      As of December 31, 2000 and 1999                                       2

   Statement of Changes in Net Assets Available for Benefits
      For the Year Ended December 31, 2000                                   3

   Notes to Financial Statements                                          4-13

SUPPLEMENTAL SCHEDULES:

   Schedule of Assets Held for Investment Purposes at End of Year       S1-S22

   Schedule of Reportable Transactions
      For the Year Ended December 31, 2000                                 S23


   All other schedules are omitted as not applicable or not required.

Exhibit:

   I - Consent of Independent Accountants


                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        CBS Employee Investment Fund

Date: June 8, 2001                      By: /s/ Barbara Mickowski
                                            ------------------------
                                            Barbara Mickowski
                                            Member of the Retirement Committee

                          INDEPENDENT AUDITORS' REPORT


To the Plan Administrator of the
CBS Employee Investment Fund


We have audited the accompanying statements of net assets available for benefits of the CBS Employee Investment Fund ("the Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2000, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mitchell & Titus, LLP
Philadelphia, Pennsylvania
June 8, 2001

                          CBS EMPLOYEE INVESTMENT FUND
                 Statements of Net Assets Available for Benefits
                        As of December 31, 2000 and 1999
--------------------------------------------------------------------------------



                                                     (in thousands)
                                                   2000           1999
                                                   ----           ----
                                     ASSETS

Investments:
Investments, at fair value                     $  789,482      $  947,557
Investments, at contract value                    381,207         417,395
Loans to participants                              16,751          17,596
                                               ----------      ----------
                  Total investments             1,187,440       1,382,548
                                               ----------      ----------

Cash                                                   --             261
Employer's contributions receivable                   991             988
Employees' contributions receivable                   969           1,134
Interest and dividends receivable                      80              72
Receivable from brokers for unsettled trades           --           1,966
                                               ----------      ----------

         Total assets                           1,189,480       1,386,969
                                               ----------      ----------

                                  LIABILITIES

Payable to brokers for unsettled trades             1,850           1,471
Other liabilities                                     522              80
                                               ----------      ----------

         Total liabilities                          2,372           1,551
                                               ----------      ----------

         Net assets available for benefits     $1,187,108      $1,385,418
                                               ==========      ==========



   The accompanying notes are an integral part of these financial statements.

                          CBS EMPLOYEE INVESTMENT FUND
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2000
--------------------------------------------------------------------------------


                                              (in thousands)

ADDITIONS
Contributions:

    Employer                                  $    15,726
    Employee                                       41,607
                                              -----------
                                                   57,333
                                              -----------

Investment income:
    Dividends                                       5,803
    Interest                                       26,456
    Net (depreciation) of investments            (118,442)
                                              ------------
         Investment income, net                   (86,183)
                                              ------------

Transfers from Westinghouse Savings Program         8,252
                                              -----------

         Total additions                          (20,598)
                                              ------------


DEDUCTIONS

Benefits paid to participants                      88,170
Administrative expenses                               936
Transfers to Infinity Broadway Corporation
   Employees' 401(k) Plan                          88,606
                                              -----------

         Total deductions                         177,712
                                              -----------

         Net (decrease)                          (198,310)

         Net assets available for benefits,
             beginning of year                  1,385,418
                                              -----------

         Net assets available for benefits,
             end of year                      $ 1,187,108
                                              ===========


   The accompanying notes are an integral part of these financial statements.

                          CBS EMPLOYEE INVESTMENT FUND
                          Notes to Financial Statements
--------------------------------------------------------------------------------


1.  DESCRIPTION OF THE PLAN

    The CBS Employee Investment Fund ("the Plan") was established by CBS Broadcasting Inc. (the "Company") (formerly CBS Inc.) a wholly owned subsidiary of CBS Corporation (the "Corporation" or "CBS") (formerly conducted business as Westinghouse Electric Corporation). On May 4, 2000, CBS was merged with and into Viacom Inc. ("Viacom"). Viacom became the sponsor of the Plan effective with the merger. The Viacom Retirement Committee serves as the plan administrator.

    The Plan was established to provide a convenient way for employees of the Company to save and invest for retirement. The Plan is considered a defined contribution type of profit sharing plan and, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Participants should refer to the Plan document for a complete description of the Plan.

    Plan Amendments
    ---------------

    Effective January 1, 2000, the Plan was amended to allow all active employees of the Westinghouse Savings Program, another qualified plan sponsored by the Company, to become participants of the Plan.

    Effective January 1, 2000, the Plan was amended to provide for certain participants of the Plan to be transferred to the Infinity Broadcasting Corporation Employees' 401(k) Plan, another qualified plan sponsored by a Viacom subsidiary.

    Eligibility
    -----------

    All employees of the Company and certain of its subsidiaries in the United States, as well as U.S. citizens abroad, who are employed on a full-time basis in executive, non-union office and hourly positions, are eligible to participate in the Plan immediately. Employees working on a part-time basis are eligible to participate in the Plan upon the completion of one year of employment, if the employee worked at least 1,000 hours in that year. Other groups designated by the Company or by the terms of a collective bargaining agreement are also eligible to participate in the Plan.

    Investment Options
    ------------------

    The Plan had eleven investment options, which were: Stable Value Fund, Short Term Life Cycle Fund, Medium Term Life Cycle Fund, Long Term Life Cycle Fund, S&P Index Fund, Active U.S. Equity Fund, Small Cap U.S. Equity Fund, International Equity

                          CBS EMPLOYEE INVESTMENT FUND
                          Notes to Financial Statements
--------------------------------------------------------------------------------


1.  DESCRIPTION OF THE PLAN (continued)

    Investment Options (continued)
    ------------------

    Fund, Company Stock Fund, Infinity Stock Fund and the Self-Directed
    Account.

    Pursuant to the May 4, 2000 merger between CBS and Viacom, each share of CBS common stock held by the Plan was converted into 1.085 shares of Viacom Class B Common Stock. Plan provisions and investment options have remained the same and employer contributions are now being invested in Viacom Class B Common Stock.

    On February 14, 2001, Infinity Broadcasting merged into Viacom. Pursuant to the merger, each share of Infinity stock held in the Infinity Stock Fund was converted into 0.592 of shares of Viacom Class B Common Stock, and the Infinity Stock Fund was merged into the Viacom Stock Fund.

    Employees are allowed to transfer balances among any of the fund options in increments of 1%.

    The Self-Directed Account allows Plan participants to establish an investment account with the trustee and gain access to an expanded number of investment options. A Self-Directed Account can be established if the participant has a Plan balance of at least $5,000; the minimum initial investment option is $2,500. Additional transfers into the Self-Directed Account must be in $1,000 increments. Fees are charged on transactions in the Self-Directed Account and are charged directly against the participant's Self-Directed Account balance.

    Participant Loans
    -----------------

    Additionally, the Plan maintains a Loan Provision Fund for outstanding participant loans as discussed below.

    The Plan allows employees to request loans from their account without incurring a taxable event. Participants may request loans for a minimum of $1,000, but not to exceed the lesser of $50,000 (reduced by the highest outstanding balance of any loan from the Plan during the prior twelve months) or one half of the market value of the vested portions of all the participant's separate accounts on the date of the loan. No more than one loan may be made per year, and not more than two loans may be outstanding. When a participant has two loans, one of the outstanding loans must be for the purpose of purchasing a primary residence.

    Interest on participants' loans are based on the latest blended rate for the Stable Value Fund, rounded to the nearest quarter percentage point, as of the valuation date of the

                          CBS EMPLOYEE INVESTMENT FUND
                          Notes to Financial Statements
--------------------------------------------------------------------------------


1.  DESCRIPTION OF THE PLAN (continued)

    Participant Loans (continued)
    -----------------

    calendar quarter preceding the loan's effective date. The loans must be repaid within five years, with the exception of a loan used to acquire a primary residence, for which repayment is not to exceed fifteen years. In the event of default on a loan payment, all remaining payments are considered immediately due and payable. The defaulted portion of any outstanding loan including accrued interest is offset against the remaining balance in the participant's account.

    Contributions
    -------------

    Employee participation in the Plan is voluntary. Employee contributions can be between 1% and 15% of base annual salary on a before or after-tax basis. Employees may contribute, on a before-tax basis, up to a maximum of $10,500. Participants may also make additional voluntary lump sum contributions on an after-tax basis. Employee contributions are directed by participants to any combination of funds, as designated by the employee. Allocations to the funds may be made in 1 percentage point increments.

    The Company may make performance based discretionary contributions to the Plan. Company matching contributions are based on employees' before-tax contributions (up to a maximum of 5% of eligible pay). In 2000 and 1999, the Company match equaled 80% and 50% of each $1.00 contributed on a before-tax basis, respectively, up to 5% of eligible pay. Employer contributions are initially directed to the Company Stock Fund. Employees can subsequently transfer the employer contribution, in increments of 1% to any of the fund options.

    Company contributions become vested at the rate of 33-1/3% per annum until fully vested after three years of employment.

    The overall maximum annual contribution to the Plan for a participant, including before-tax, after-tax and Company matching contributions is $30,000 or 25% of an employee's base pay. All employer and employee contributions are subject to specified limitations as described in ERISA and other applicable federal and state laws.

                          CBS EMPLOYEE INVESTMENT FUND
                          Notes to Financial Statements
--------------------------------------------------------------------------------


1. DESCRIPTION OF THE PLAN (continued)

   Distribution
   ------------
   Upon termination, participants have the option of receiving the balance in their accounts in cash, monthly or annual payments over a period of time not to exceed 240 months. For terminated participants, who have an account balance in excess of $5,000, an option is available to leave their account balance in the Plan and have it distributed at any valuation date provided however, that payments commence no later than April 1, of the year following the year in which they reach age 70-1/2. Terminated participants with account balances of less than $5,000 receive a mandatory lump sum payment.

   Non-vested employer contributions are forfeited upon termination and are used to reduce future employer contributions and for plan expenses. At December 31, 2000 and 1999, forfeited non-vested amounts were $180,406 and $52,000, respectively.

   Withdrawals of a participant's after tax contributions account are permitted at any time, but are limited to two withdrawals per calendar year.

   Withdrawals of a participant's tax-deferred contributions are permitted after the participant has reached age 59-1/2, or before reaching such age in the event of hardship, but are limited to two withdrawals per calendar year.

   The Tax Reform Act of 1986 imposed a 10% penalty on certain withdrawals and distributions made before the participant reaches age 59-1/2.

2. SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting
   -------------------

   The financial statements of the Plan have been prepared under the accrual method of accounting.

   Investment Valuation
   --------------------

   An individual participant's interest in the funds of the Plan is represented by the dollar value of the participant's individual account.

   Investments, except for certain guaranteed annuity and investment contracts, are stated at

                          CBS EMPLOYEE INVESTMENT FUND
                          Notes to Financial Statements
--------------------------------------------------------------------------------


2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

    Investment Valuation (continued)
    --------------------

    fair value. Investments in securities traded on a national securities exchange are valued at the closing sales price on the last business day of the year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price; participations in pooled trust funds are stated at the Trust's beneficial interest in the aggregate fair value of assets held by the particular fund as reported by the Plan's fund manager. The carrying value of the Plan's investment in the guaranteed annuity contracts and guaranteed investment contracts is cost plus accrued interest.

    Investment Transactions and Investment Income
    ---------------------------------------------

    Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of securities is based on average cost.

    Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

    The net appreciation (depreciation) of investments, consists of the realized gains and losses and the unrealized appreciation
    (depreciation) on those investments, as reflected in the Statement of Changes in Net Assets Available for Benefits.

    Payment of Benefits
    -------------------

    Benefits are recorded when paid.

    Use of Estimates
    ----------------

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

    Reclassifications
    -----------------

    Certain 1999 information has been reclassified to conform with the 2000 presentation.

                          CBS EMPLOYEE INVESTMENT FUND
                          Notes to Financial Statements
--------------------------------------------------------------------------------


3. INVESTMENTS

   Investments held by the Plan at December 31, 2000 and 1999 are summarized by their fair and contract values in the following table:

                                                       December 31,
                                                --------------------------
                                                   2000            1999
                                                ----------      ----------
                                                    (in thousands)

        Investments at Fair Value as
        Determined by Quoted Market Prices

          Common stocks                         $  203,871(A)   $  237,792(A)
          Preferred stock                              637               -
          U.S. Government securities                     4               -
          Registered investment companies          104,506         109,124

        Investments at Estimated Fair Value
          Common collective trusts                 480,464         600,641

        Investments at Contract Value
          Value of interest in unallocated
            insurance contracts                    381,207         417,395
                                                ----------      ----------
                                                $1,170,689      $1,364,952
                                                ==========      ==========

          (A) Includes common stock of related parties, Viacom ($170,657) and Infinity Broadcasting ($15,563) in 2000 and CBS Corp. ($192,819) and Infinity Broadcasting ($17,851) in 1999.


   Investments that represent 5 percent or more of the Plan's Net Assets are listed in the following table:


                                                       December 31,
                                                --------------------------
                                                   2000            1999
                                                ----------      ----------
                                                      (in thousands)

        CBS Corporation Common Stock              $      -      $  192,819
        Viacom Inc. Class B Common Stock           170,657               -
        Barclay Equity Index Fund                  420,766          48,520
        Vanguard Star Fund                               -          59,796
        Monumental Life Ins Co.                          -          60,447
        State Street Bank and Trust                 65,393          66,750

                          CBS EMPLOYEE INVESTMENT FUND
                          Notes to Financial Statements
--------------------------------------------------------------------------------

3.  INVESTMENTS (continued)

    The net (depreciation) in the fair value of investments is summarized as follows:

                                                         Year Ended
                                                     December 31, 2000
                                                     -----------------
                                                       (in thousands)
         Investments at Fair Value as Determined
         by Quoted Market Prices

            Common stocks                                $ (68,634)
            Registered investment companies                 (2,275)

         Investments at Estimated Fair Value

            Common collective trusts                       (47,533)
                                                        ----------
                                                        $ (118,442)
                                                        ==========



    The Plan has a number of benefit-responsive investment contracts with certain insurance companies. At December 31, 2000 and 1999, the Plan held $381 million and $417 million, respectively, of unallocated insurance contracts. These contracts are recorded at their contract values. The relevant contract and fair value information is summarized below:

                                                                                          2000: (in thousands)
    ----------------------------------------------------------------------------------------------------------
                                                  Effective       Interest        Contract            Fair
    Investment Contracts                            Date            Rate            Value             Value
    ----------------------------------------------------------------------------------------------------------

    Allstate Life Ins. Co.                        01/08/98          6.04%       $     48,684      $     48,424
    Allstate Life Ins. Co.                        08/16/96          6.67%             10,532            10,550
    Chase                                         06/10/99          6.66%             38,261            39,700
    John Hancock Life Ins. (Fixed)                12/01/95          6.00%              7,489             7,480
    John Hancock Life Inc. (Variable)             06/10/97          5.27%              9,051             8,940
    John Hancock Life Ins.                        03/05/98          5.84%             29,222            29,506
    John Hancock Life Ins. (MBIA)                 01/13/99          6.00%             23,717            23,686
    Monumental Life Ins. Co.                      07/01/00          6.65%             29,935            29,982
    New York Life Ins. Co.                        07/01/94          7.25%              4,574             4,656
    New York Life Ins. Co.                        09/08/94          7.35%              8,761             8,969
    New York Life Ins. Co. (MBIA)                 01/13/99          7.25%             14,455            14,710
    Prudential (MBIA)                             06/30/95          6.26%             35,120            35,204
    State Street Bank & Trust                     08/19/98          6.39%             65,393            66,309
    UBS                                           11/23/99          6.89%             56,013            56,544
    ----------------------------------------------------------------------------------------------------------
             Total                                                              $    381,207      $    384,660
    ==========================================================================================================


                          CBS EMPLOYEE INVESTMENT FUND
                          Notes to Financial Statements
--------------------------------------------------------------------------------

3.  INVESTMENTS (continued)



                                                                                          1999: (in thousands)
    ----------------------------------------------------------------------------------------------------------
                                                 Effective        Interest          Contract           Fair
    Investment Contracts                           Date             Rate             Value             Value
    ----------------------------------------------------------------------------------------------------------

    Allstate Life Ins. Co.                        01/08/96          6.67%       $    10,536      $    10,553
    Allstate Life Ins. Co.                        01/08/98          5.45%            53,061           51,256
    Chase                                         06/01/99          5.82%            34,042           33,568
    John Hancock Mutual Life                      01/13/99          6.15%            41,747           40,826
    John Hancock Mutual Life                      01/13/99          7.00%            22,373           21,994
    Monumental Life Ins. Co.                      03/27/97          7.00%            60,447           58,630
    New York Life Ins. Co.                        07/01/94          7.45%            14,347           14,466
    New York Life Ins. Co.                        07/01/94          7.55%             8,481            8,563
    New York Life Ins. Co.                        01/13/99          7.25%            37,979           39,115
    Prudential (MBIA)                             06/30/95          6.64%            37,508           37,457
    State Street Bank and Trust                   08/19/98          5.36%            66,750           64,282
    Transamerica Life Ins. Co.                    03/01/99          6.12%            28,116           27,409
    UBS                                           11/22/99          5.90%             2,008            1,996
    ----------------------------------------------------------------------------------------------------------
             Total                                                              $   417,395      $   410,115
    ----------------------------------------------------------------------------------------------------------


4.  TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated May 13, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC").

    The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Viacom filed, with the IRS, an application for a new determination letter on May 1, 2001.

    Participants will not be subject to income tax on contributions made on their behalf by the Company nor on the plan earnings credited to their account until such time as they withdraw all or any part of their accumulated balance.

                          CBS EMPLOYEE INVESTMENT FUND
                          Notes to Financial Statements
--------------------------------------------------------------------------------


5.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:




                                                                                  December 31,
                                                                     ----------------------------------
                                                                          2000                1999
                                                                     ---------------    ---------------
                                                                                 (in thousands)

    Net assets available for benefits per the financial
      statements                                                      $  1,187,108       $    1,385,418
    Amounts allocated to withdrawing participants                             (243)                (200)
                                                                      ------------       --------------
         Net assets available for benefits per Form 5500              $  1,186,865       $    1,385,218
                                                                      ============       ==============


    The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:


                                                                  Year Ended
                                                              December 31, 2000
                                                              -----------------
                                                               (in thousands)

    Benefits paid to participants per the financial
      statements                                                   $ 88,170
        Add: Amounts allocated to withdrawing participants
          during the year                                               243
        Less: Amounts allocated to withdrawing participants
          during the previous year                                     (200)
                                                                   --------
            Benefits paid to participants per Form 5500            $ 88,213
                                                                   ========

    Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6.  PLAN TERMINATION

    The Company has not expressed any intent to terminate the Plan. However, it is free to do so at any time, subject to the provisions of ERISA. In the event of termination, participants will become 100% vested and the net assets of the Plan shall be allocated among the participants and their respective beneficiaries of the Plan in the order provided for in ERISA.

                          CBS EMPLOYEE INVESTMENT FUND
                          Notes to Financial Statements
--------------------------------------------------------------------------------


7.  SUBSEQUENT EVENTS

    Effective January 1, 2001, the King World Productions, Inc. Retirement Savings Plan was merged into the Plan. On January 2, 2001, assets for 155 participants were transferred to the Plan. The market value of the assets at that time was approximately $22,000,000.

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------

      INTEREST - BEARING CASH
      -----------------------
              CANADIAN DOLLAR TRADING                                          $              406  $               406
                                                                               ------------------- --------------------

              TOTAL INTEREST BEARING-CASH                                                     406                  406
                                                                               ------------------- --------------------

      COMMON/COLLECTIVE TRUSTS
      ------------------------
              SPAIN FD INC COM                                                             12,282                7,621
              CASH HELD AT WELLS FARGO BANK                                                   175                  175
              TBC INC POOLED EMPLOYEE FUNDS  DAILY LIQUIDITY FUND                      16,563,231           16,563,231
              STATE STREET EAFE FUND                                                   10,333,970            9,958,277
              BARCLAY EQUITY INDEX FUND F                                             316,398,340          420,766,092
              J P MORGAN ACTIVE US EQUITY FD                                           30,726,701           33,168,914
                                                                               ------------------- --------------------

              TOTAL COMMON/COLLECTIVE TRUSTS                                          374,034,699          480,464,310
                                                                               ------------------- --------------------

      U.S GOVT SECURITIES
      -------------------

              U S TREASURY BILL  03/29/2001 DD 09/28/2000                                   4,960                4,960
                                                                               ------------------- --------------------

              TOTAL U.S GOVT SECURITIES                                                     4,960                4,960
                                                                               ------------------- --------------------

      UNALLOCATED INSURANCE CONTRACTS
      -------------------------------
              ALLSTATE LIFE INS CO                                                     10,531,996           10,531,996
               6.67% 04/11/2001 DD 08/16/96
              ALLSTATE LIFE INS CO CONTRACT                                            48,684,387           48,684,387
               6.04% 08/15/2003 DD 01/08/98
              CHASE SYNTH #401811                                                      38,260,607           38,260,607
               6.66% 02/14/2004 DD 06/01/99
              JOHN HANCOCK MBIA INSD 8379                                              23,715,717           23,715,717
               6.00% 06/03/2001 DTD 01/13/99
              JOHN HANCOCK MUTUAL LIFE  #8379                                          45,762,328           45,762,328
               5.84% - 6.00% 06/30/2001
              NEW YORK LIFE GAC #GA-06563002                                            4,574,055            4,574,055
               7.25% 04/19/2003 DD 07/01/94
              NEW YORK LIFE GIC #GS-06563                                               8,761,421            8,761,421
               7.35% 04/19/2003
              NEW YORK LIFE MBIA INS#6563002                                           14,455,523           14,455,523
               7.25% 04/19/2003 DTD 01/13/99
              STATE STREET BANK & TRUST GIC                                            65,392,686           65,392,686
               6.39% 8/19/2003 DD 8/19/98
              TRANSAMERICA LIFE INS #76894                                             29,934,887           29,934,887
               6.65% 12/31/2099 DD 03/01/99


                                                                      S1

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------
              UBS AG CONTRACT #5034                                                    56,013,395           56,013,395
               5.90% 11/22/2005 DD 11/23/99
              PRUDENTIAL GP ANTY GA-8086-211                                           35,119,678           35,119,678
               6.39% 07/01/2001 DD 06/30/95
                                                                               ------------------- --------------------
              TOTAL UNALLOCATED INSURANCE CONTRACTS                                   381,206,680          381,206,680
                                                                               ------------------- --------------------

      PARTICIPANT LOANS
      -----------------
              LOANS TO PARTICIPANTS 6.5%                                                        0           16,750,766
                                                                               ------------------- --------------------

              TOTAL PARTICIPANT LOANS                                                           0           16,750,766
                                                                               ------------------- --------------------

      CORPORATE STOCK-PREFERRED
      -------------------------
              CARLTON COMMUNICATIONS PLC ADR.                                              23,375               22,875
              ESPIRITO SANTO OVERSEAS LTD 8 1/2% NON CUM GAUR PREF SHS B                   26,832               26,832
              REPSOL INTL CAP LTD PFD 7.45% SER A                                          31,269               33,563
              AS EKSPORTFINANS PFD ADR SER 8.70%                                           39,966               41,100
              ANZ EXCH PFD TR II TR UNIT EXCH NON CUM PREF SHS                             23,751               24,688
              ABN AMRO CAP FDG TR I GTD TR NON-CUMULATIVE PFD SECS 7.5%                    23,061               24,250
              AMERICAN ANNUITY GROUP CAP TR ORIGINATED PFD SECS 9.25%                      25,129               24,125
              AMERICAN RE CAP GTD QUARTERLY INCOME PFD SECS 8.5%                           25,066               24,938
              BERGEN CAP TR I TOPRS 7.80%                                                  11,375               15,000
              EQUITY RESDTL PPTYS TR PFD SBI SER A 9.375%                                  24,064               24,750
              FARMERS GRP CAP GTD QUARTERLY INCOME PFD SECS A%                             24,878               24,875
              FIRST INDL RLTY TR DEPST PFD D                                               20,618               20,563
              GREAT-WEST LIFE & ANNTY INS CAP SUB CAP INCOME SECS                          22,341               23,125
              HERCULES TR TOPRS 9.42%                                                      25,693               17,500
              HOUSEHOLD CAP TR ORIGINATED PF SECS 8.70%                                    25,066               25,125
              NEXEN INC CDN ORIGINATED PFD SECS 9.75% CORPS                                26,257               23,938
              NORTEL INVERSOTA S A SPONSORED ADR REPSTG PFD SER B                             137                   48
              NOVA CHEMICALS CORP PFD SECS 9.040%                                          25,380               10,918
              OMEGA HEALTHCARE INVS INC PFD SER A 9.25%                                    22,873               13,250
              PLACER DOME INC CDN ORIGINATED PFD SER A 8.625%                              24,126               19,375
              PROLOGIS TR PFD SH BEN INT SER A                                             24,252               23,250
              ROYAL BK SCOTLAND GRP PLC SPON ADR SER J REPSTG PREF J                       25,066               25,312
              SHAW COMMNS US$ CDN ORIGINATED PFD SECS SER A                                25,380               22,563
              SUNCOR INC US$ PFD SECS 9.125%                                               25,693               25,125
              TRANSCANADA CAP TOPR 8.75%                                                   51,010               50,375
              UNUMPROVIDENT PFD 8.8% SER A                                                 24,941               24,812
              WESTPAC CAP TR I 8% TOPICS                                                   24,126               24,500
                                                                               ------------------- --------------------

              TOTAL CORPORATE STOCK-PREFERRED                                             671,725              636,775
                                                                               ------------------- --------------------

                                                                      S2

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------

      REGISTERED INVESTMENT COMPANIES
      -------------------------------
              AIM EQUITY FDS INC CONSTELLATI FD CL A SHS                                    2,703                2,325
              ALLIANCE PREMIER GROWTH FD CL A                                               8,598                7,756
              ALLIANCE UTIL INCOME FD INC CL C                                             63,355               61,885
              AMERICAN CENTY CAP PORTFOLIO INC EQUITY INCOME FD INV                        51,775               54,712
              AMERICAN CENTY CAP PORTFOLIOS INC VALUE FD INV                               50,846               52,859
              AMERICAN CENTY MUT FDS ULTRA TWENTIETH CENTY ULTRA FD INV                    67,632               62,892
              BARON ASSET FUND SH BEN INT                                                 179,173              175,997
              BERGER INVT PORTFOLIO TR MID CAP GROWTH FD                                   28,540               20,103
              CORPORATE HIGH YIELD FD III INC COM                                          49,878               35,750
              DFA INVT DIMENSIONS GROUP INC U S 6-10 SMALL CO PORTFOLIO                23,565,498           21,860,346
              DAVIS N Y VENTURE FD INC CL C                                                61,545               54,887
 *            DREYFUS 100% US TREAS MM FD                                               2,739,011            2,739,011
 *            DREYFUS/LAUREL PREM MIDCAP A PREMIER MIDCAP STK FD CL A                      24,230               20,350
 *            DREYFUS/LAUREL DISC STK FD R                                                  3,451                3,547
 *            DREYFUS GROWTH & VALUE FDS INC PREIMER TECHN GROWTH FD CL R                  60,974               39,155
 *            DREYFUS TECHNOLOGY GROWTH FD                                                200,909              192,638
 *            DREYFUS NEW LEADERS FUND INC                                                  5,690                6,282
              FIDELITY INVT TR NORDIC FD                                                   30,231               24,414
              FIDELITY COMWLTH TR LARGE CAP  STK FD                                         8,322                6,759
              FIDELITY ADVISOR SER VII TECH  FD T                                           3,629                1,874
              FIDELITY CHARLES STR TR ASSET MANAGER                                        35,360               33,488
              FIDELITY EQUITY INCOME FD SH   BEN INT                                        1,043                1,068
              FIDELITY HASTINGS STR TR GROW& INC II PORTFOLIO                               3,533                3,389
              FIDELITY MT VERNON STR TR GROWTH CO FD                                       20,526               15,457
              FIDELITY MT VERNON STR TR GROWTH CO FD                                       60,178               43,226
              FIDELITY SECS FD OTC PORTFOLIO                                               11,971                7,655
              FIDELITY SECS FD GROWTH & INCOME PORTFOLIO                                   37,276               36,124
              FIDELITY SECS FD BLUE CHIP GROWTH FD                                         18,201               16,438
              FIDELITY SELECT PORTFOLIOS TECHNOLOGY PORTFOLIO                              85,833               63,412
              FIDELITY SELECT PORTFOLIOS HEALTH CARE PORFOLIO                               6,009                7,059
              FIDELITY SELECT PORTFOLIO INS PORTFOLIO                                      20,556               22,148
              FIDELITY SELECT PORTFOLIOS DEVELOPING COMMNTS PORTFOLIO                      47,397               36,360
              FIDELITY SELECT PORTFOLIOS BIOTECHNOLOGY PORTFOLIO                           30,131               24,815
              FIDELITY SELECT PORTFOLIOS SOFTWARE & COMPUTER SVCS PORTF                     7,967                4,837
              FIDELITY SELECT PORTFOLIOS TELECOMMUNICATIONS PORTFOLIO                      12,644                7,856
              FIDELITY SELECT PORTFOLIOS BROKERAGE &INVT MGMT PORTFOLI                          3                    4
              FIDELITY SELECT PORTFOLIOS ELE PORTFOLIO                                     91,068               57,997
              FIDELITY SELECT PORTFOLIOS COMPUTERS PORTFOLIO                               19,256               18,068
              FIDELITY UN STR TR EXPORT CO FD                                               3,513                3,341

                                                                      S3

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------
              FIRSTHAND FDS TECHNOLOGY VALUE FD                                            49,748               27,443
              FRANKLIN REAL ESTATE SECS TR SH BEN INT CL I                                  6,807                7,621
              FRANKLIN REAL ESTATE SECS TR SBI ADVISOR CL                                  14,368               15,742
              H & Q LIFE SCIENCES INVESTORS  SH BEN INT                                    20,031               19,410
              INVESCO SECTOR FDS INC TECHNOLOGY FD CL 11                                   20,513               12,141
              INVESCO SECTOR FDS INC TELECOMMUNICATIONS FD INV CL                           8,274                6,201
              INVESCO COMBINATION STK&BD FDS INC BALANCED FD                                4,085                4,033
              JANUS INVT FD SH BEN INT                                                    105,120              105,696
              JANUS INVT FD GROWTH & INCOME FD                                              7,290                6,808
              JANUS INVT FD WORLDWIDE FD                                                  220,792              188,504
              JANUS INVT FD TWENTY FD                                                     166,401              156,558
              JANUS INVT FD STRATEGIC VALUE FD                                              8,302                8,082
              JANUS INVT FD GLOBAL TECH FD                                                119,286               94,412
              JANUS INVT FD GLOBAL LIFE SCIENCES FD                                       109,060               98,443
              JANUS INVT FD SPL SITUATIONS FD                                               3,798                3,465
              JANUS INVT FD OLYMPUS FD                                                    194,677              162,797
              JANUS INVT FD ENTERPRISE FD                                                 157,780               99,454
              JANUS INVT FD MERCURY FD                                                    115,939               94,761
              JANUS INVT FD BALANCED FD                                                     4,739                4,730
              KAUFMANN FD INC COM                                                          68,726               55,235
              LOOMIS SAYLES FDS MID-CAP GROWTH FD RETAIL CL                                25,368               23,263
              LORD ABBETT MID CAP VALUE FD INC COM                                         43,104               44,995
              MUNDER FRAMLINGTON FDS TR HEALTHCARE FD CL A SHS                              5,942                5,090
              MUNDER FDS INC FUTURE TECHN FD CL A                                           4,930                2,209
              MUNDER FDS INC NETNET FD CL A                                               110,525               63,821
              NASDAQ 100 TR UNIT SER 1                                                    335,456              234,959
              NAVELLER PERFORMANCE FDS  MID CAP GR PORTFOLIO                               23,829               29,926
              NAVELLER PERFORMANCE FDS AGGRESSIVE SMALL CAP PORTFOLIO                       2,905                2,504
              NAVELLIER PERFORMANCE FDS LARGE CAP GROWTH PORTFOLIO                          8,402                7,161
              NEUBERGER & BERMAN EQUITY FDS GENESIS FD                                     10,591               12,647
              NEW PERSPECTIVE FD INC COM                                                   31,008               29,131
              OPPENHEIMER GLOBAL GROWTH & INCOME FD CL C                                   31,042               25,205
              OPPENHEIMER CHAMPION INC FD A                                                25,842               20,971
              OPPENHEIMER DEVELOPING MKTS FD CL C                                          31,190               26,193
              PBHG FDS INC SELECT EQUITY FD                                               289,790              158,608
              PBHG FDS INC TECHNOLOGY & COMMUNICATIONS FD                                 174,930               72,372
              PBHG FDS INC STRATEGIC SMALL CO FD PBHG CL                                   28,827               26,210
              PBHG FDS INC MED CAP VALUE FD PBHG CL                                         7,872                7,734
              PBHG FDS INC CORE GROWTH FD                                                  27,889               21,040
 *            DREYFUS S&P MIDCAP INDEX                                                     30,769               30,367
              PILGRIM MUT FDS LARGE CAP GRWOTH FD CL A                                     12,914               10,627
              PILGRIM MUT FDS WORLDWIDE GRTH FD CL C                                       85,954               59,163

                                                                      S4

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------
              PILGRIM MUT FDS INTL SMALL CAP GROWTH FD CL C                                32,143               24,183
              PRICE T ROWE GROWTH STK FD INC COM                                           37,032               32,740
              PRUDENTIAL SECTOR FDS INC HEALTH SCIENCES FD CL A                             2,926                2,429
              PUTNAM FD FOR GROWTH & INCOME  CL A SHS                                      20,633               21,460
              PUTNAM FDS TR NEW CENTURY GROWTH FD CL A                                     19,323               10,423
              PUTNAM GLOBAL GROWTH FD INC                                                  28,166               19,111
              PUTNAM GLOBAL GROWTH FD INC CL SHS                                           34,214               23,268
              PUTNAM INVT FDS GROWTH OPPTYS  FD CL A                                       29,825               22,929
              PUTNAM VISTA FD INC COM                                                      30,355               23,502
              RCM EQUITY FDS INC DRESDNER RCM BIOTECHNOLOGY FD                              4,004                3,649
              RS INVT TR EMERGING GROWTH FD                                               145,384               81,594
              RESERVE PRIVATE EQ SER SMALL CAP GROWTH FD CL R                              14,035               10,153
              ROWE T PRICE BLUE CHIP GROWTH  FD INC COM                                    11,921               13,844
              ROWE T PRICE DIVID GROWTH FD INC COM                                          5,805                5,833
              ROWE T PRICE EQUITY INCOME FD SH BEN INT                                     80,279               72,821
              ROWE T PRICE MID CAP GROWTH FD INC COM                                       12,003               14,790
              ROWE T PRICE INTL FDS INC  INTL DISCOVERY FD                                 17,279               11,945
              ROWE T PRICE SCIENCE & TECH  FD INC CAP STK                                  17,428                9,679
              RYDEX SER TR OTC FD                                                          73,606               44,703
              RYDEX SER TR BIOTECHNOLOGY FD  INVS CL                                        6,382                7,110
              SCUDDER INTL FD INC GREATER EUROPE GROWTH FD                                  1,522                1,865
              SECTOR SPDR TR SBI BASIC INDS                                                 7,034                8,569
              SELIGMAN COMMUNICATIONS & INFORMATION FD INC CL A SHS                        63,779               32,953
              SOUND SHORE FD INC COM                                                       50,000               50,269
              STRONG EQUITY FDS INC MID CAP GROWTH FD                                      26,073               23,141
              STRONG ASIA PAC FD INC COM                                                    2,098                1,307
              VAN KAMPEN EQ TRII TECH FD CL C                                              10,100                7,556
              VAN WAGONER FDS INC MICRO-CAP  FD                                            51,999               41,581
              VAN WAGONER FDS INC EMERGING GROWTH FDS                                     106,268               76,886
              VAN WAGONER FDS INC POST VENTURE FD                                          24,566               16,091
              VANGUARD STAR FD CONSERVATIVE GROWTH PORTFOLIO                            7,190,575            7,129,764
              VANGUARD STAR FD MODERATE GROWTH PORTFOLIO                               47,823,317           52,671,788
              VANGUARD STAR FD GROWTH PORTFOLIO                                        15,393,847           15,591,930
              VANGUARD WORLD FD U S GROWTH PORTFOLIO                                       30,240               23,105
              VANGUARD EQUITY INC FD GROWTH EQUITY FD                                      15,000               12,624
              VANGUARD EXPLORER FD INC COM                                                 12,875                9,920
              VANGUARD/PRIMECAP FD INC COM                                                 22,000               18,137
              VANGUARD/WINDSOR FD INC II VANGUARD/WINDSOR II PORTFOLIO                      5,081                4,486
              VANGUARD INTL EQUITY INDEX FD  INC PAC PORTFOLIO                            274,620              271,326
              WARBURG PINCUS JAPAN GROWTH FD                                                8,435                3,161
              WASATCH ADVISORS FDS INC MICRO-CAP FD                                        31,092               32,039
              WASHINGTON MUT INVS FD INC COM                                                6,690                5,932

                                                                      S5

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------
              WIRELESS FD SHS                                                              10,365                5,520
              YACKMAN FD INC COM                                                           57,250               53,812
              ZWEIG FD INC                                                                 44,235               44,156
                                                                               ------------------- --------------------

              TOTAL REGISTERED INVESTMENT COMPANIES                                   102,365,074          104,506,100
                                                                               ------------------- --------------------

      CORPORATE STOCK-COMMON
      ----------------------
              WSI INTERACTIVE MKTG INC COM                                                 47,535                1,152
              ACCLAIM ENTMT INC PAR $0.02                                                     360                   77
              ACTV INC                                                                      7,905                  850
              ADC TELECOMMUNICATIONS INC                                                    6,426                4,459
              ADOBE SYS INC DEL COM                                                        22,717               11,638
              ADVANCED DIGITAL INFORMATION CORP                                             4,721                2,300
              ADVANCED ENERGY INDS INC                                                      3,923                2,250
              ADVANCED MICRO DEVICES INC COM                                              135,751               46,645
              ADVANCED OPTICS ELECTRONICS INC COM                                          60,255               13,378
              ADVANCED VIRAL RESH CORP                                                      6,206                4,607
              AEROFLEX INC                                                                  2,298                2,883
              AETHER SYSTEM INC COM                                                         4,526                1,213
              AFFYMETRIX INC OC-CAP STK                                                    19,950               29,775
              AGILENT TECHNOLOGIES INC                                                     24,407               15,221
              AIRBORNE INC COM                                                              5,037                1,892
              AIRTECH INTL GRP INC COM NEW                                                  5,585                  713
              AKAMAI TECHNOLOGIES INC                                                      85,699               15,944
              ALCATEL ADR                                                                   4,737               11,188
              ALCOA INC COM                                                                 9,842               10,134
              ALLIED RISER COMMNS CORP COM                                                  7,717                  863
              ALLSTATE CORP COM                                                            14,971               26,138
              ALZA CORP COM                                                                 7,754               17,000
              AMAZON.COM INC COM                                                           59,478               20,200
              AMBI INC                                                                      8,659                  987
              AMDOCS LTD COM                                                                2,128                1,988
              AMERICA ONLINE INC DEL COM                                                2,484,884            1,431,811
              AMERICAN BIOMED INC                                                              12                    -
              AMERICAN DIVERSIFIED GROUP INC                                                  918                  311
              AMERICAN EXPRESS CO COM                                                       9,972                8,241
              AMERICAN INTL GROUP INC COM                                                   1,001                1,774
              AMERICAN SKIING CO COM                                                       22,431               14,375
              AMERITRADE HLDG CORP CL A                                                    33,816                8,925
              AMGEN INC                                                                    98,694               96,418
              AMR CORP DEL COM                                                             34,471               39,188
              AMYLIN PHARMACEUTICALS INC COM                                                9,239                6,300

                                                                      S6

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------
              ANALOG DEVICES INC COM                                                       18,457               12,797
              ANGLO AMERN PLATINUM CORP LTD  NEW ADR                                        1,708                1,860
              ANHEUSER BUSCH COS INC COM                                                      663                  819
              ANIKA THERAPEUTICS INC COM                                                    8,080                  781
              ANSWERTHINK INC                                                               1,291                  805
              APPLE COMPUTER INC                                                          140,345               46,856
              APPLIED DIGITAL SOLUTIONS INC                                                 1,240                  138
              APPLIED MATLS INC COM                                                        79,956               45,443
              APPLIED MICRO CIRCUITS CORP CD COM                                           44,823               41,351
              ARC WIRELESS SOLUTIONS INC COM                                                1,750                1,250
              ARIBA INC COM                                                             1,138,457            1,106,028
              ASCENDANT SOLUTIONS INC COM                                                  13,534                  141
              AT HOME CORP SER A COM                                                       42,133                6,964
              AT&T CORP AT&T WIRELESS                                                      35,013               24,237
              AT&T CORP COM                                                               194,343               90,043
              AT&T CORP COM LIBERTY MEDIA A                                                   535                  488
              ATMEL CORP COM                                                               14,335                8,973
              AURORA BIOSCIENCES CORP COM                                                   9,639                6,287
              AUTOCO COM INC                                                                6,234                  650
              AUTOMATIC DATA PROCESSING INC COM                                            17,340               18,994
              AVANEX CORP COM                                                               7,051                3,574
              AVAYA INC COM                                                                50,548               14,571
              AVON PRODS INC COM                                                            4,069                4,835
              AXA FINL INC COM                                                              3,253                5,588
              BACKWEB TECHNOLOGIES LTD COM                                                 37,942                6,750
              BALLARD PWR SYS INC                                                             420                  631
              BANK OF AMERICA CORP                                                          7,596                6,376
              BARNESANDNOBLE COM INC CL A                                                   3,925                  604
              BEA SYS INC COM                                                              44,952               80,506
              BED BATH & BEYOND INC COM                                                     9,815                8,950
              BELLSOUTH CORP COM                                                            8,289                8,187
              BERKSHIRE HATHAWAY INC DEL B                                                261,380              306,020
              BERKSHIRE HATHAWAY INC DEL CLA COM                                          184,628              213,000
              BICO INC COM                                                                  2,280                  564
              BIOFILTRATION SYS INC COM                                                     8,812                4,387
              BIOGEN INC COM                                                                5,486                6,006
              BIOPURE CORP CL A COM                                                        10,981               10,600
              BIOSHIELD TECHNOLOGIES INC COM                                               16,495                   94
              BIOTIME INC                                                                     824                  750
              BLACK BOX CORP DEL COM                                                       12,023               12,078
              BMC SOFTWARE INC COM                                                         15,733                7,700
              BOEING CO COM                                                                 4,274                7,260

                                                                      S7

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------
              BOISE CASCADE CORP COM                                                        2,928                3,362
              BRAINTECH INC NEW COM                                                        21,853                1,365
              BRANDMAKERS INC COM                                                           2,061                   32
              BRIDGE TECHNOLOGY INC COM                                                     5,785                1,031
              BRILLIANCE CHINA AUTOMOTIVE HLDGS LTD SPONS ADR                               1,476                2,625
              BRILLIANT DIGITAC ENTMT INC COM                                               1,093                  137
              BRISTOL MYERS SQUIBB CO COM                                                   2,538                3,697
              BROADCOM CORP CL A COM                                                      116,768               74,928
              BROADVISION INC                                                              44,676               12,403
              BROADWING INC COM                                                             3,722                2,281
              BROCADE COMMN SYS INC COM                                                   141,073               91,812
              BUY COM INC COM                                                               2,981                   65
              CABLE DESIGN TECHNOLOGIES CORP COM                                            3,196                2,522
              CABLETRON SYS INC COM                                                           292                  226
              CABLEVISION SYS CORP CL A                                                     1,040                1,699
              CABOT MICROELECTRONICS CORP COM                                               5,046                5,194
              CALPINE CORP COM                                                             34,914               58,581
              CALYPTE BIOMEDICAL CORP                                                         523                  126
              CANDIE'S INC                                                                 36,502               16,270
              CATERPILLAR INC                                                              13,232               11,537
              CELL PATHWAYS INC NEW COM                                                    39,036                5,700
              CELSION CORP COM                                                              3,720                  480
              CENDANT CORP COM                                                             13,268                9,625
              CENTURY CASINOS INC COM                                                       2,288                2,194
              CERIDIAN CORP COM                                                            15,159               14,793
              CERTICOM CORP COM                                                             6,657                4,299
              CHASE MANHATTAN CORP NEW COM                                                 10,935                9,542
              CHECKPOINT SOFTWARE TECH                                                     10,848               13,356
              CHEVRON CORP COM                                                              2,427                2,533
              CHILDRENS BEVERAGE GROUP INC COM                                                171                    8
              CIENA CORP COM                                                               68,532               76,131
              CIGNA CORP COM                                                                2,514                3,307
              CIRCUIT SYS INC                                                               1,028                   30
              CISCO SYS INC COM                                                         1,861,752            1,594,375
              CITIGROUP INC COM                                                           155,760              232,896
              CITYVIEW CORP LTD NEW SHS                                                       550                  370
              CLARENT CORP DEL COM                                                         11,339                4,525
              CLARION COML HLDGS INC CL A                                                   6,801                8,296
              CLEAR CHANNEL COMMUNICATIONS INC COM                                         13,108               11,237
              CLEARWORKS NET INC COM                                                       46,924               11,812
              CLOROX CO COM                                                                   597                  355
              CMGI INC                                                                    274,203               18,963

                                                                      S8

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------
              CNET NETWORKS INC COM                                                         7,490                2,992
              COCA COLA CO COM                                                             33,701               38,086
              COCA COLA ENTERPRISES INC COM                                                 2,190                1,900
              COGNIZANT TECH SOLUTIONS CL A                                                16,386               14,525
              COHERENT INC COM                                                              5,546                3,250
              COHESIAN TECHNOLOGIES INC COM                                                 1,833                1,137
              COMCAST CORP CL A                                                             4,421                4,131
              COMCAST CORP CL A SPL                                                        59,045               73,062
              COMDISCO INC DEL COM                                                         20,772                6,862
              COMMERCE ONE INC DEL COM                                                     97,559               36,095
              COMPAQ COMPUTER CORP COM                                                     65,560               35,633
              COMPUTER ASSOC INTL INC COM                                                  20,095               13,650
              COMPUTER TASK GROUP INC COM                                                   1,814                1,969
              COMPUTERIZED THERMAN IMAGING   INC                                            1,400                  150
              COMPUWARE CORP                                                               17,929                8,919
              CONEXANT SYSTEMS INC                                                         27,058                5,104
              CONSECO INC COM                                                               1,508                2,123
              CONSYGEN INC COM                                                                354                  110
              COPPER MTN NETWORK INC COM                                                   11,556                2,953
              COR THERAPEUTICS INC                                                          7,914               10,556
              COREL CORP                                                                   65,662                5,140
              CORNING INC COM                                                             222,261              107,737
              CORONADO INDS INC COM                                                        13,054                2,430
              COSMOZ COM INC COM                                                            1,130                   11
              COSTCO WHSL CORP NEW COM                                                     14,432               15,975
              COVAD COMMUNICATIONS GROUP INC COM                                            3,845                1,014
              CREE INC COM                                                                 26,859               28,425
              CSX CORP COM                                                                  4,463                5,187
              CUMULUS MEDIA INC CL A                                                        9,660                  725
              CURIS INC COM                                                                 4,175                1,775
              CYBERCASH INC                                                                   505                   41
              CYBERSENTRY INC COM                                                           1,198                    9
              CYBERSOURCE CORP DEL COM                                                      3,267                  178
              CYBERTEL COMMNS CORP COM                                                      1,387                  200
              CYPRESS BIOSCIENCE INC                                                       17,089                2,212
              DAIMLER CHRYSLER AG ORD                                                         695                  371
              DATA DIMENSIONS COM PAR $0.001                                                5,652                  275
              DATATEC SYS INC COM                                                           3,780                  437
              DAYTON MNG CORP COM NEW                                                         424                   77
              DEERE & CO COM                                                                1,013                1,374
              DELL COMPUTER CORP COM                                                      286,017              141,383
              DELPHI AUTOMOTIVE SYS CORP COM                                               45,171               27,810

                                                                      S9

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------
              DETOUR MAGAZINE INC COM                                                       1,800                  208
              DIAMOND ENTMT CORP COM NEW                                                    1,062                   80
              DIEDRICH COFFEE INC                                                           5,311                  562
              DIGITAL IMPACT INC DEL COM                                                    2,348                1,927
              DIGITAL IS INC DEL COM                                                          504                  487
              DIGITAL LIGHTWAVE INC COM                                                     1,761                  729
              DIMETHAID RESH INC COM                                                        5,740                4,115
              DIODES INC                                                                   10,069               10,375
              DISNEY WALT CO COM                                                          188,582              161,226
              DISNEY WALT INTERNET GROUP COM                                               20,761                3,019
              DME INTERACTIVE HLDGS INC COM                                                19,004                2,190
              DOUBLECLICK INC COM                                                          14,024                5,236
              DOVER DOWNS ENTMT INC                                                         5,349                5,594
              DOW CHEM CO COM                                                               2,765                3,662
              DU PONT E I DE NEMOURS & CO COM                                               9,798                7,440
              DUKE ENERGY CORP COM                                                        129,704              132,137
              DUPONT PHOTOMASKS INC                                                         4,944                3,963
              DYNEGY INC NEW CL A                                                          21,620               28,031
              E DIGITAL CORP COM                                                           19,574                4,436
              E TRADE GROUP INC                                                            42,441               13,828
              EARTHLINK INC COM                                                            15,779                5,534
              EARTHWEB INC COM                                                              2,008                1,106
              EASTMAN KODAK CO COM                                                         12,578               10,159
              EBAY INC COM                                                                 71,074               29,766
              ECHELON CORP OC COM                                                           1,436                  931
              ECHOSTAR COMMUNICATIONS CORP   NEW CL A                                      12,177                5,960
              ECONNECT COM                                                                 26,980                1,217
              EGLOBE INC COM NEW                                                            2,480                    3
              EL PASO ENERGY CORP DEL COM                                                   3,005                3,581
              ELAN PLC ADR                                                                  7,138                7,584
              ELCOM INTL INC                                                               25,242               11,939
              ELECTRONICS FOR IMAGING INC                                                   2,083                1,115
              ELOT INC COM                                                                  8,022                  739
              EMACHNES INC COM                                                              1,535                  131
              EMC CORP MASS                                                             1,314,320            1,440,523
              EMULEX CORP NEW                                                              14,730               23,981
              EMUSIC COM INC COM                                                           17,146                2,529
              ENERGIZER HLDGS INC COM                                                         488                  427
              ENERGY CONVERSION DEVICES INC                                                 9,130                6,480
              ENRON CORP COM                                                               24,902               33,250
              ENTERTAINMENT BLVD INC COM                                                   20,745                  141
              ENTREMED INC COM                                                              5,079                2,536

                                                                      S10

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------
              ENTROPIN INC COM                                                                740                  450
              ENZON INC COM                                                                30,087               40,402
              EPRESENCE INC COM                                                             2,009                  434
              ERICSSON L M TEL CO ADR CL B SEK 10                                          57,450               30,642
              ESOFT INC COM                                                                 4,061                  469
              ETOYS INC COM                                                                43,053                1,265
              EURBID COM INC COM                                                               11                    5
              EXCALIBUR TECHNOLOGIES CORP                                                   6,418                4,252
              EXODUS COMMUNICATIONS INC COM                                               145,651               62,120
              EXPEDIA INC CL A SHS                                                          2,345                1,434
              EXTREME NETWORKS INC COM                                                        938                  783
              EXXON MOBIL CORP                                                              9,780               10,432
              FANNIE MAE                                                                    1,940                2,602
              FASTCOMM COMMUNICATIONS CORP                                                  6,136                  594
              FDN INC COM                                                                  71,329                1,339
              FEDERATED DEPT STORES INC DEL  COM                                            2,696                3,500
              FIDELITY SELECT PORTFOLIOS UTILS PORTFOLIO                                    5,910                4,549
              FIRST AMERN SCIENTIFIC COM                                                   28,133                5,358
              FIRST UN CORP COM                                                             4,156                2,781
              FIRST YEARS INC                                                               1,914                1,370
              FLEET BOSTON FINL CORP COM                                                    3,663                3,756
              FLEXTRONICS INTERNATIONAL LTD                                                 6,405                5,700
              FONAR CORP                                                                   19,467               13,125
              FONIX CORP DEL COM                                                           22,175                4,714
              FORD MTR CO DEL COM PAR $0.01                                                 7,049                6,375
              FOREST LABS INC CL A COM                                                     13,403               13,287
              FOUNDRY NETWORKS INC COM                                                    102,093               22,500
              FREEMARKETS INC COM                                                           2,472                  665
              FUEL CELL ENERGY INC COM                                                      7,196               13,712
              GAP INC COM                                                                   1,000                  918
              GEMSTAR-TV GUIDE INTL INC                                                    18,836               11,485
              GENAISSANCE PHARMACEUTICALS IN COM                                            2,343                2,700
              GENENTECH INC                                                                 5,612                4,075
              GENERAL AMERN INVS INC                                                        3,771                3,600
              GENERAL ELEC CO COM                                                         448,986              387,598
              GENERAL MTRS CORP COM                                                        91,598               58,018
              GENESIS MICROCHIP INC COM                                                     2,031                  925
              GENOME THERAPEUTICS CORP                                                     26,278                8,363
              GENTA INC COM NEW                                                             8,837                9,600
              GENZYME CORP MOLECULAR ONCOLOGY DIV COM                                      13,031                8,269
              GEORGIA PAC CORP COM                                                          2,772                3,112

                                                                      S11

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------
              GERON CORP                                                                   87,307               27,324
              GILEAD SCIENCES INC COM                                                      10,513               16,587
              GILLETTE CO COM                                                              13,613               12,210
              GLAXOSMITHKLINE PLC ADS                                                      13,069               12,746
              GLOBAL CROSSING LTD                                                         237,069              102,477
              GLOBAL TECHNOVATIONS INC COM                                                  4,434                1,875
              GLOBIX CORP-COM                                                              49,742                6,875
              GOODYEAR TIRE & RUBR CO COM                                                   1,474                  621
              GREEN MTN COFFEE INC COM                                                      2,785                5,000
              GRIC COMMUNICATIONS INC COM                                                   5,083                  242
              HANDSPRING INC COM                                                           12,271                8,761
              HARKEN ENERGY CORP COM NEW                                                    1,166                  337
              HARMONIC INC COM                                                              6,071                2,133
              HASBRO INC COM                                                                6,344                2,125
              HASTINGS ENTMT INC COM                                                          426                  208
              HAUPPAGUE DIGITAL INC                                                           500                   57
              HEALTH CARE PPTY INVS INC COM                                                39,615               35,850
              HEARME COM                                                                       88                    6
              HEMISPHERX BIOPHARMA INC                                                        260                  190
              HEWLETT PACKARD CO COM                                                       13,914                8,395
              HILTON HOTELS CORP COM                                                          493                  452
              HOME DEPOT INC COM                                                          113,721              121,985
              HOMESTAKE MNG CO COM                                                          2,604                1,256
              HONEYWELL INTL INC COM                                                        2,523                2,365
              HRPT PPTYS TR COM SBI                                                        38,443               18,906
              HUFFY CORP COM                                                                8,552                6,045
              HUMAN GENOME SCIENCES INC COM                                                 6,656                5,545
              I SECTOR CORP COM                                                             1,850                  800
              IBEAM BROADCASTING CORP COM                                                   7,246                1,061
              IBM CORP COM                                                                273,248              158,578
              ICOS CORP                                                                     5,010                5,194
              IDENTIX INC                                                                   5,847                4,294
              II-VI INC                                                                     1,776                1,245
              ILEX ONCOLOGY INC COM                                                         1,493                1,316
              ILLINOIS SUPERCONDUCTOR CORP                                                 15,799                1,257
              IMAGING DIAGNOSTIC SYS INC COM                                               19,706                5,629
              IMAGING TECHNOLOGIES CORP COM                                                 2,956                   70
              IMATRON INC                                                                   6,905                3,351
              IMMUNEX CORP NEW                                                              8,248                4,875
              IMMUNOMEDICS INC                                                              3,433                3,225
              IMPALA PLATINUM HLDGS LTD ADR                                                 1,453                1,529
              IMPCO TECHNOLOGIES INC COM                                                   26,941               12,000

                                                                      S12

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------
 *            INFINITY BROADCASTING NEW CL A                                           18,212,917           15,562,752
              INFORMIX CORP COM                                                            23,228                4,676
              INFOSPACE INC COM                                                            55,560               19,067
              INKTOMI CORP COM                                                             19,931                3,378
              INSIGHT HEALTH SVCS CORP                                                     17,259               11,550
              INTEL CORP CALIF COM                                                        434,808              331,353
              INTELLICALL INC                                                               4,815                3,000
              INTELLICORP                                                                     158                   56
              INTERACTIVE TELESIS INC COM    NEW                                           22,319                5,275
              INTERNATIONAL FIBERCOM INC COM                                                8,498                1,689
              INTERNATIONAL INTERNET INC COM                                                1,000                  952
              INTERNATIONAL PAPER CO COM                                                    3,715                4,081
              INTERNATIONAL RECTIFIER CORP   COM                                            2,008                1,500
              INTERNATIONAL SPEEDWAY CORP CL A                                              1,821                1,140
              INTERNET CAP GROUP INC COM                                                   82,432                8,448
              INTERNET SOLUTIONS FOR BUSINES INC COM                                        3,590                   25
              INTUITIVE SURGICAL INC COM                                                    3,509                1,700
              IRIDIUM WORLD COMM INC COM                                                    4,552                  105
              ISIS PHARMACEUTICALS                                                            147                  106
              ISONICS CORP COM                                                                300                  275
              IVAX CORP                                                                    20,231               21,065
              IVILLAGE INC COM                                                             16,441                  637
              IVOICE COM INC COM                                                              670                   17
              I2 TECHNOLOGIES INC                                                          16,907               13,594
              JACOBSON RESONANCE ENTERPRISES INC COM                                       75,519                5,807
              JDS UNIPHASE CORP COM                                                     1,002,530              400,742
              JOHNSON & JOHNSON COM                                                         9,910               11,587
              JUNIPER NETWORKS INC COM                                                     63,133               63,662
              KANAKARIS COMMNS INC COM                                                      3,009                  101
              KEITHLEY INSTRS INC COM                                                       8,369                5,813
              KELLYS COFFEE GROUP INC COM                                                   1,012                  480
              KEMET CORP COM                                                                3,585                1,512
              KERAVISION INC                                                               27,685                  371
              KEY ENERGY SERVICES INC COM                                                 130,569               83,500
              KIDSTORYSPLUS.COM INC COM                                                     6,356                  155
              KIMBERLY CLARK CORP COM                                                       4,002                4,736
              KINDER MORGAN INC KANS COM                                                   10,476               41,750
              KNIGHT TRADING GROUP INC COM                                                200,484               84,183
              KOPIN CORP                                                                   71,959               30,953
              KOREA THRUNET CO LTD CL A                                                     5,178                  332
              KPN QWEST NV                                                                  5,330                2,329
              KRISPY KREME DOUGHNUTS INC.COM                                                4,035                8,300

                                                                      S13

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------
              KYOCERA CORP ADR                                                              2,635                2,124
              L-3 COMMUNICATIONS HLDGS INC   COM                                              924                1,540
              LAS VEGAS ENTMT NTWK NEW COM                                                  2,161                4,453
              LATTICE SEMICONDUCTOR CORP COM                                                2,581                1,838
              LERNOUT & HAUSPIE SPEECH PRO                                                  1,371                   44
              LIBERATE TECHNOLOGIES COM                                                       724                  409
              LIBERTY ALL STAR EQ SH BEN INT                                               12,764               12,375
              LIBERTY SATELLITE & TECHNOLOGY INC                                              993                  237
              LIFE PT INC COM                                                              10,979                6,656
              LILLY ELI & CO COM                                                            5,741                6,514
              LINCOLN NATL CORP IND COM                                                     1,631                2,318
              LINEAR TECHNOLOGY CORP COM                                                   10,595                8,232
              LOCH HARRIS INC COM NEW                                                      16,357                  460
              LOEWS CINEPLEX ENTMT CORP                                                     3,749                  657
              LOGIO INC COM                                                                   316                   22
              LONMIN PUB LTD CO SPON ADR                                                    1,505                1,428
              LORAL SPACE & COMMUNICATIONS N Y COM                                          6,751                1,434
              LOUDEYE TECHNOLOGIES INC COM                                                  5,585                  172
              LSI INDS INC OHIO COM                                                         4,988                4,292
              LSI LOGIC CORP COM                                                           33,311               15,381
              LUCENT TECHNOLOGIES INC COM                                                 945,774              270,597
              LYNX THERAPEUTICS INC COM NEW                                                 6,262                1,800
              M & T BK CORP COM                                                             5,386                7,480
              MARCHFIRST INC COM                                                            4,259                  150
              MARCONI PLC SPONSORED ADR                                                    16,449               20,563
              MARKETWATCH COM INC                                                           2,971                  300
              MARTHA STEWART LIVING                                                           380                  201
              MATRITECH INC COM                                                            10,562                4,475
              MBNA CORP COM                                                                 2,802                2,770
              MCDATA CORP CL B                                                              3,210                1,752
              MEDIA 100 INC COM                                                             8,864                1,281
              MEDIMMUNE INC COM                                                             2,350                1,860
              MEDITRUST PAIRED CTF NEW 1 COM MEDITRUST CORP & 1 COM                        39,916                7,687
              MEDTRONIC INC COM                                                             2,194                2,958
              MELLON FINL CORP COM                                                          3,116                4,623
              MERCK & CO INC COM                                                            9,854               12,391
              MERCURY INTERACTIVE CORP                                                      7,631                6,317
              MERRILL LYNCH & CO INC                                                       64,033              132,284
              METRICOM INC                                                                 23,132                6,490
              METROMEDIA FIBER NETWORK CL A                                                81,249               44,793
              MICREL INC                                                                    2,847                1,684
              MICRON TECHNOLOGY INC COM                                                    16,738               17,750

                                                                      S14

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------
              MICROSOFT CORP COM                                                        1,348,467              759,496
              MICROSTRATEGY INC CL A                                                       54,697                9,690
              MICROWARE SYS CORP                                                              588                  438
              MINNESOTA MNG & MFG CO COM                                                    5,866                8,074
              MOLEX INC COM                                                                 3,149                2,130
              MOMENTUM BUSINESS APPLICATIONS A                                                536                  337
              MONACO COACH CORP COM                                                         9,188                8,844
              MONTANA PWR CO COM                                                            3,946                2,075
              MORGAN J P & CO INC COM                                                      14,456               18,536
              MOTOROLA INC COM                                                            138,997               81,061
              MPHASE TECHNOLOGIES INC COM                                                  41,457                5,763
              MP3 COM INC COM                                                               1,558                  539
              MRV COMMUNICATIONS INC CALIF                                                 15,166                5,350
              MTR GAMING GROUP INC COM                                                        711                  950
              MULTEX SYS INC COM                                                            3,119                1,656
              MUSICMAKER.COM INC COM NEW                                                      940                   28
              MYRIAD GENETICS INC                                                             459                  828
              MYTURN COM COM                                                                1,025                   94
              NATIONAL SCIENTIFIC CORP COM                                                 26,026               11,560
              NATIONAL SEMICONDUCTOR CORP COM                                               1,676                1,006
              NATIONWIDE HEALTH PPTYS INC COM                                              40,668               25,750
              NAVARRE CORP                                                                  5,605                  547
              NBC INTERNET INC CL A                                                        12,336                  571
              NCR CORP NEW                                                                  6,563                7,025
              NCT GROUP INC COM                                                             1,431                  188
              NEOFORMA COM INC COM                                                          1,717                   28
              NEORX CORP COM PAR $0.02                                                      1,473                  263
              NETBANK INC COM                                                               1,626                  394
              NETMANAGE INC COM                                                             8,250                2,813
              NETWORK ACCESS SOLUTIONS CORP COM                                             1,941                   34
              NETWORK APPLIANCE INC COM                                                   152,569              128,375
              NETZERO INC COM                                                               2,839                  206
              NET2PHONE INC COM                                                            20,456                2,950
              NEW ERA OF NETWORKS INC COM                                                  12,475                1,175
              NEW VISUAL ENTMT INC COM NEW                                                    121                  150
              NEWELL RUBBERMAID INC                                                         1,024                  865
              NEXELL THERAPEUTICS INC COM NEW                                              26,906                3,370
              NEXMED INC COM                                                                2,753                4,000
              NEXTEL COMMUNICATIONS INC CL A                                               15,994                6,188
              NIKE INC CL B COM                                                               481                  614
              NIPPON TELEG & TEL CORP ADR SPONSORED                                         6,446                3,569
              NOKIA CORP SPON ADR COM                                                     394,088              350,610

                                                                      S15

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------
              NORDSTROM INC WASH COM                                                        3,170                3,638
              NORSTAR GROUP INC COM NEW                                                     2,625                  188
              NORTEL NETWORKS CORP NEW COM                                                213,636              145,339
              NORTHEAST UTILS COM                                                          17,923               24,250
              NORTHWEST AIRLS CORP CL A                                                     4,510                3,555
              NORTRAN PHARMACEUTICALS INC COM                                              11,970                3,419
              NOVELL INC                                                                   10,787                7,557
              NOVELLUS SYS INC                                                              2,705                5,391
              NU HORIZONS ELECTRS CORP                                                      1,963                1,341
              NUANCE COMMUNICATIONS                                                        11,838                6,469
              NUMEREX CORP N Y COM                                                          2,251                1,650
              NX NETWORKS INC COM                                                          13,881                  938
              N2H2 COM                                                                     99,247                2,188
              OCEAN ENERGY INC TEX COM                                                      6,511                8,688
              OFFICIAL PMTS CORP COM                                                        4,292                1,031
              OMEGA HEALTHCARE INVS INC COM                                                25,881                3,750
              OMNISKY CORP COM                                                              2,087                  815
              ON2.COM INC COM                                                               1,065                  116
              OPENTV CORP CL A                                                             19,199                4,856
              OPENWAVE SYS INC                                                             13,288                6,951
              ORACLE CORPORATION COM                                                      325,724              313,817
              ORASURE TECHNOLOGIES INC COM                                                  3,810                4,125
              ORTHODONTIC CTRS AMER INC COM                                                 7,574                9,531
              OTTER TAIL PWR CO                                                             1,075                1,388
              OXIS INTL INC COM NEW                                                         3,308                  375
              P COM INC COM                                                                 1,015                  613
              PACE HEALTH MANAGEMENT SYSTEM                                                 1,880                  280
              PACIFIC AEROSPACE&ELECTRONICS  COM                                            4,957                  406
              PACIFIC CNTRY CYBERWORKS LTD SHS                                             14,299               14,299
              PACIFIC GULF PPTYS INC                                                       50,179               13,708
              PALM INC COM                                                                 86,506               71,914
              PANAMERICAN BANCORP COM                                                         601                   21
              PARAMETRIC TECHNOLOGY CORP COM                                                1,128                1,344
              PARK PL ENTMT CORP COM                                                       11,919                9,550
              PARTY CITY CORP                                                               1,212                  314
              PATRIOT SCIENTIFIC CORP                                                       3,719                  510
              PAXAR CORP                                                                      968                1,019
              PAXSON COMMUNICATIONS CORP                                                    1,200                1,194
              PAYCHEX INC COM                                                              18,581               34,038
              PE CORP COM CELERA GENOMICS                                                   4,324                4,324
              PEAPOD INC COM                                                               10,520                  781
              PEOPLESOFT INC COM                                                           32,903               44,625

                                                                      S16

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------
              PEPSI BOTTLING GROUP INC COM                                                    537                1,194
              PEREGRINE PHARMACEUTICALS INC COM                                           132,431               23,041
              PEREGRINE SYS INC COM                                                         9,804                4,938
              PERLE SYS LTD                                                                 1,033                   69
              PETS COM INC COM                                                             13,022                  139
              PFIZER INC COM STK USD0.05                                                  187,035              219,996
              PHARMACIA CORP COM                                                           35,521               43,310
              PHARMOS CORP NEW                                                                679                   80
              PHILIP MORRIS COS INC COM                                                     1,920                2,332
              PHOTON DYNAMICS INC COM                                                      13,453                4,838
              PIER 1 IMPORTS INC COM                                                        3,155                3,310
              PIXTECH INC                                                                   7,457                2,188
              PLUG PWR INC COM                                                             12,389                2,938
              PLUM CREEK TIMBER CO INC COM                                                 58,428               52,000
              PMC SIERRA INC                                                               57,084               38,841
              POLAROID CORP COM                                                             2,969                1,163
              POWER-ONE INC COM                                                            20,998                7,863
              PRANDIUM INC COM                                                              5,041                   94
              PRICELINE COM INC COM                                                         6,507                  739
              PRIMUS TELECOMMUNICATIONS GROUP INC COM                                       9,021                  463
              PRINCETON VIDEO IMAGE INC COM                                                32,144                6,971
              PRIORITY HEALTHCARE CORP B                                                    2,735                4,081
              PRO NET LINK CORP                                                            22,954                2,880
              PROCTER & GAMBLE CO COM                                                       5,947                7,844
              PRODIGY COMMUNS CORP CL A                                                     4,433                  150
              PROXIM INC COM                                                                3,004                2,752
              PSINET INC                                                                   25,469                  805
              PUMATECH INC                                                                 25,712                2,743
              PURCHASEPRO COM INC COM                                                       6,922                2,100
              PURE H2O BIO TECHNOLOGIES INC  COM                                              165                   94
              PW EAGLE INC COM                                                             15,162                7,875
              QIAO XING UNIVERSAL TELE INC                                                 12,244                1,265
              QLOGIC CORP COM                                                              24,963               27,874
              QUALCOMM INC                                                                490,011              392,117
              QUANTA SVCS INC COM                                                          32,450               33,797
              QUANTUM CORP DSSG COM                                                         4,916                5,300
              QUICKLOGIC CORP CDT-COM                                                       3,409                  694
              QWEST COMMUNICATIONS INTL INC  COM                                           51,860               55,754
              QXL RICARDO PLC SPONS ADR                                                    17,333                1,050
              RADIANT SYS INC COM                                                           8,985                3,075
              RADIO ONE INC CL A                                                            3,353                1,603
              RADIO ONE INC CL D NON VTG                                                    3,000                2,200

                                                                      S17

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------
              RADIO UNICA COMMNS CORP COM                                                  12,216                5,625
              RAMBUS INC DEL COM                                                           48,355               44,976
              RAMTRON INTL CORP COM NEW                                                     5,039                1,575
              RAZORFISH INC CL A COM                                                        5,361                3,253
              RCN CORP COM                                                                  2,384                  631
              REAL NETWORKS INC COM                                                        45,791                7,732
              RED HAT INC COM                                                              10,177                2,663
              REDBACK NETWORKS INC COM                                                     20,479                5,986
              RELIANCE GROUP HLDGS INC COM                                                  4,473                   90
              RELIANT ENERGY INC                                                            7,993                8,663
              REMEDY CORP COM                                                               6,829                4,969
              REPLIGEN CORP                                                                15,036                6,514
              RESEARCH FRONTIERS INC                                                        8,190               13,125
              RESEARCH IN MOTION LTD COM                                                    9,784                8,000
              RF MICRO DEVICES INC COM                                                     32,802               32,925
              RITE AID CORP COM                                                            24,755               10,462
              ROBINSON NUGENT INC                                                           3,835                4,588
              ROGUE WAVE SOFTWARE INC COM                                                  27,456               10,088
              RSL COMMUNCIATIONS LTD CL A                                                   5,368                   34
              S & P 500 DEPOSITORY RECEIPT                                                 67,682               65,594
              SAFEGUARD SCIENTIFICS INC                                                    29,601                4,306
              SAGENT TECHNOLOGY INC OC-COM                                                  8,820                  550
              SANCHEZ COMPUTER ASSOCS INC COM                                               3,657                1,650
              SANDISK CORP                                                                  6,809                1,388
              SANMINA CORP COM                                                              3,090                3,831
              SANTA CRUZ OPERATION INC                                                      2,873                  128
              SAP AKIENGESELLSCHAFT SPONS ADR                                               4,288                3,369
              SAVE THE WORLD AIR INC COM                                                   37,403                  625
              SBC COMMUNICATIONS INC COM                                                   10,343               11,699
              SCHAWK INC CL A                                                              12,017               10,500
              SCHERING PLOUGH CORP COM                                                      1,037                1,419
              SCHWAB CHARLES CORP NEW COM                                                  11,855               10,499
              SCIENTIFIC ATLANTA INC                                                      126,738              116,248
              SCIOS INC                                                                    19,995               21,448
              SDL INC NEW CUSIP 46612J101                                                 360,763              208,796
              SEAGATE TECHNOLOGY ESCROW                                                         0                    0
              SEARS ROEBUCK & CO COM                                                        1,540                1,286
              SENIOR HSG PPTYS TR SH BEN INT                                                3,922                2,328
              SHEFFIELD PHARMACEUTICALS INC                                                 1,087                  938
              SIDEWARE SYS INC COM                                                         26,516                1,248
              SIEBEL SYS INC                                                               29,829               22,316
              SILICON IMAGE INC COM                                                         1,741                  718

                                                                      S18

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------
              SILICON STORAGE TECHNOLOGYINC                                                23,369               10,478
              SIRIUS SATELLITE RADIO INC COM                                                4,141                2,605
              SMITH MICRO SOFTWARE INC                                                      1,282                  181
              SOLECTRON CORP                                                                1,042                  712
              SOLOMON ALLIANCE GROUP INC COM                                                2,014                  172
              SONY CORP AMERN SH NEW ADR                                                    4,481                2,224
              SOURCE MEDIA INC COM NEW                                                        221                    5
              SOUTH ATLANTIC RES LTD COM                                                    7,502                3,287
              SOUTHERN CO COM                                                              12,594               16,625
              SOVEREIGN BANCORP INC COM                                                     7,560                8,125
              SPATIALIZER AUDIO LABS INC COM                                                7,974                  920
              SPECTRUM OIL CORP COM NEW                                                     4,881                2,277
              SPEECHWORKS INTL INC COM                                                      3,260                1,570
              SPEEDWAY MOTORSPORTS INC COM                                                  2,334                1,968
              SPORTSLINE.COM INC COM                                                        5,559                1,333
              ST MARY LD & EXPL CO                                                          4,010                5,863
              STARBASE CORP                                                                 1,031                  469
              STARNET COMMUNICATIONS INTL INC COM                                           1,988                   59
              STARUNI CORP COM                                                             11,760                2,240
              STARWOOD HOTELS & RESORTS PAIRED CTF                                            234                  212
              STEMCELLS INC COM                                                             1,097                  250
              STMICROELECTRONICS N V SHS N Y REGISTRY                                       2,560                1,927
              STORAGE NETWORKS INC OC COM                                                   2,028                2,109
              STRATEGIC DISTR INC                                                           5,832                  875
              STRUTHERS INC COM NEW                                                           925                  406
              SUN MICROSYSTEMS INC COM                                                    375,928              347,350
              SUNGARD DATA SYS INC COM                                                      6,631                9,425
              SUNRISE TECHNOLOGIES INTL INC                                                11,508                4,453
              SUPERCONDUCTOR TECHNOLOGIES                                                   2,793                  181
              SYCAMORE NETWORKS INC COM                                                    20,812                7,450
              SYNOPSYS INC COM                                                              1,309                1,423
              SYNTROLEUM CORP COM                                                           8,525                6,800
              TALBOTS INC                                                                  13,383                8,669
              TARGET CORP COM                                                               8,161                8,708
              TARGETED GENETICS CORP                                                        2,197                  669
              TCSI CORP                                                                     2,795                  619
              TECH DATA CORP COM                                                            5,016                5,409
              TECHNITROL INC                                                               34,438               20,892
              TEGAL CORP COM                                                                2,102                  284
              TEKELEC COM                                                                   5,272                3,000
              TELCOM SEMICONDUCTOR INC                                                      9,330                4,550
              TELEPHONE & DATA SYS INC COM                                                 10,572                9,000

                                                                      S19

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------
              TELESERVICES INTERNET GRP INC COM NEW                                         6,375                  978
              TELIGENT INC CL A                                                             1,953                  775
              TELLABS INC COM                                                              19,465               16,950
              TENET HEALTHCARE CORP COM                                                     6,097                6,666
              TENKE MNG CORP COM NEW                                                        4,033                2,500
              TERRA NETWORKS SA SPONS ADR                                                   8,046                5,429
              TEVA PHARMACEUTICAL INDS ADR LTD COM                                         10,878               10,988
              TEXACO INC COM                                                                1,698                1,864
              TEXAS INSTRS INC COM                                                         53,525               53,250
              THERAGENICS CORP                                                                568                  500
              TIME WARNER INC COM                                                          19,037               14,053
              TIVO INC COM                                                                  7,269                  935
              TOLLGRADE COMMUNICATION INC                                                   9,284                7,300
              TOMMY HILFIGER CORP COM                                                       2,378                  981
              TOPJOBS NET.PLC SPON ADR                                                      3,662                  269
              TOPPS INC                                                                     1,882                1,746
              TOTAL ENTMT INC COM                                                           1,328                   31
              TRANSMETA CORP DEL COM                                                        6,119                3,220
              TRANSWITCH CORP                                                               9,956                9,781
              TRIBUNE CO NEW COM                                                              581                  634
              TRIMERIS INC COM                                                             14,174               16,463
              TRIPATH IMAGING INC COM                                                      12,790                8,750
              TRIQUINT SEMICONDUCTOR INC COM                                               15,698               20,533
              TTI TEAM TELECOM INTL LTD                                                     9,681                9,000
              TUMBLEWEED COMMN CORP COM                                                     6,675                5,133
              TURNSTONE SYS INC COM                                                         5,485                  595
              TYCO INTL LTD NEW COM                                                        67,730               94,029
              U S INTERACTIVE INC COM                                                       4,838                   20
              UNAPIX ENTMT INC                                                              3,874                   32
              UNIGENE LABS INC                                                                275                  184
              UNION PAC CORP COM                                                              479                  581
              UNITED ENERGY CORP NEV COM NEW                                                9,548                3,675
              UNITED HEALTH GROUP INC COM                                                  12,667               14,730
              UNITED PARCEL SVC INC CL B                                                   19,622               17,566
              UNIVERSAL HLTH RLTY SH BEN INT                                               60,001               59,625
              UNIVISION COMMUNICATIONS INC   CL A                                          13,329               15,474
              UROMED CORP COM NEW                                                             487                  475
              USA NETWORKS INC COM                                                         12,551               11,663
              USA TALK COM INC COM                                                         35,194                   30
              USA VIDEO INTERACTIVE CORP NEW                                              128,097               11,500
              USABANCSHARES.COM INC COM                                                       571                   81
              VA LINUX SYS INC COM                                                            594                  195

                                                                      S20

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------
              VALERO ENERGY CORP COM NEW     COM                                           33,613               37,188
              VALUEVISION INTL INC CL A                                                     5,604                1,894
              VAN KAMPEN FOCUS PORTFOLIOS                                                     945                1,601
              VARI-L INC                                                                    4,640                2,400
              VASOMEDICAL INC                                                              19,018                6,563
              VENCOR INC NEW                                                                1,911                  114
              VENTRO CORP COM                                                               9,477                  153
              VERIDIEN CORP                                                                   750                  313
              VERISIGN INC COM                                                             26,282               10,164
              VERITAS SOFTWARE CO COM                                                       1,663                1,313
              VERIZON COMMUNICATIONS COM                                                   19,889               18,546
              VERMONT TEDDY BEAR INC COM                                                    1,971                1,938
              VERSO TECHNOLOGIES INC COM                                                    6,260                1,500
              VERTEL CORP COM                                                              16,440                1,406
              VERTICAL COMPUTER SYS INC COM  NEW                                            8,184                  239
              VERTICALNET INC OC-COM                                                        7,923                1,058
              VESTCOM INTL INC COM                                                            825                  544
              VIA NET WKS INC COM                                                           2,200                  191
*             VIACOM INC CL B COM                                                     154,615,515          170,653,726
*             VIACOM INC COM                                                                4,655              164,674
              VIATEL INC                                                                   15,217                1,116
              VICAL INC COM                                                                 5,059                1,850
              VICOR CORP COM                                                                  792                  456
              VIGNETTE CORP COM                                                             6,275                3,330
              VIROPHARMA INC COM                                                            7,873                7,242
              VIRTUAL SELLARS COM INC                                                      18,688                5,045
              VIRTUAL TECH CORP COM                                                       251,736                1,920
              VISHAY INTERTECHNOLOGY INC COM                                               94,553               45,375
              VISTEON CORP COM                                                                 34                   23
              VISX INC DEL                                                                  1,700                  261
              VITESSE SEMICONDUCTOR CORP COM                                               52,633               35,953
              VOICE STREAM WIRELESS CORP COM                                               15,047               10,063
              VSOURCE INC COM                                                              35,763                6,270
              WAL MART STORES INC COM                                                      64,899               62,124
              WALGREEN CO                                                                  54,132               84,043
              WELLS FARGO & CO NEW COM                                                      3,734                5,569
              WESTERN DIGITAL CORP DEL COM                                                  4,906                1,706
              WHATSFORFREE TECHNOLOGIES INC  COM                                            1,793                   25
              WILD OATS MKTS INC                                                            1,224                  425
              WILLIAMS COMMUNICATIONS GROUP                                                 7,058                2,350
              WINFIELD CAP CORP COM                                                         5,262                  352
              WINK COMMUNICATIONS INC COM                                                   5,640                1,164

                                                                      S21

                          CBS EMPLOYEE INVESTMENT FUND
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000
--------------------------------------------------------------------------------

       Identity of Issue, Borrower, or Similar Party                                                    Current
       Description of Investment                                                       Cost              Value
       ------------------------------------------------------------------      ------------------ --------------------
              WINNEBAGO INDS INC                                                           13,534               17,563
              WINSTAR COMMUNICATIONS INC COM                                                3,176                2,396
              WMS INDS INC COM                                                              4,562                5,373
              WORLD WRESTLING FEDN ENTMT INC CL A                                           6,972                4,800
              WORLDCOM INC GA NEW COM                                                     256,558               85,106
              WORLDS.COM INC COM                                                            5,091                  144
              XCEED INC COM                                                                   534                  244
              XCELERA INC COM                                                             230,678               27,221
              XEROX CORP COM                                                              144,369               31,418
              XILINX INC COM                                                               12,959               15,221
              XO COMMUNICATIONS INC CL A                                                    9,234                3,563
              XOMA LTD COM                                                                  1,736                2,340
              XYBERNAUT CORP COM                                                            5,382                  793
              YAHOO INC                                                                   207,877               72,391
              YORK GROUP INC                                                                  366                   64
              ZAPWORLD COM                                                                  4,605                2,531
              1ST MIRACLE GROUP INC COM                                                     9,271                1,514
              2THEMART COM INC COM                                                         37,861                   23
              21ST CENTY TECHNOLOGIES INC COM                                               4,141                  426
              3COM CORP COM                                                                14,215                8,415
              724 SOLUTIONS INC COM                                                        56,776               18,740
                                                                               ------------------- --------------------

              TOTAL CORPORATE STOCK-COMMON                                            199,835,349          203,871,405
                                                                               ------------------- --------------------

              TOTAL INVESTMENTS                                                     1,058,118,893        1,187,441,402
                                                                               =================== ====================

*Represents a party-in-interest

                                                                      S22

                          CBS EMPLOYEE INVESTMENT FUND

                       Schedule of Reportable Transactions
                      For the Year Ended December 31, 2000
--------------------------------------------------------------------------------


Identity of Party Involved                             Purchase           Selling             Cost of
Description of Asset                                   Price              Price               Asset                Net Gain
-------------------------------------------          ------------        ----------          ----------           -----------
INFINITY BROADCASTING  CLASS A COMMON STOCK          $ 73,296,787        $         -         $         -          $        -

INFINITY BROADCASTING  CLASS A COMMON STOCK                     -         71,447,624          69,390,361           2,057,263

VIACOM, INC. CLASS B COMMON STOCK                      67,890,973                  -                   -                   -

VIACOM, INC. CLASS B COMMON STOCK                               -         38,385,961          22,024,277          16,361,684

TBC INC. POOLED EMPLOYEE FUNDS
     DAILY LIQUIDITY FUND                             403,445,146                  -                   -                   -

TBC INC. POOLED EMPLOYEE FUNDS
     DAILY LIQUIDITY FUND                                       -        405,270,954         405,270,954                   -

JOHN HANCOCK MUTUAL LIFE  # 8379
     6.150% 06/30/2001                                 53,446,367                  -                   -                   -

JOHN HANCOCK MUTUAL LIFE  # 8379
     6.150% 06/30/2001                                          -         49,431,544          49,431,544                   -

BARCLAY EQUITY INDEX FUND                              25,255,314                  -                   -                   -

BARCLAY EQUITY INDEX FUND                                       -         93,488,697          64,203,244          29,285,453

                                       S23